UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Translation of registrant’s name into English)

Room 1118, 11th Floor, Building 3, Wangzhou Rd. No.99, Liangzhu Street

Yuhang District, Hangzhou, Zhejiang

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report is a press release of Scienjoy Holding Corporation (the “Company”), dated October 26, 2026, regarding the Company’s unaudited condensed consolidated financial results for the six months ended June 30, 2026.

Attached as Exhibit 99.2 to this report is Management’s Discussion and Analysis.

Attached as Exhibit 99.3 to this report is the Company’s unaudited condensed consolidated financial statements.

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-256373), the registration statement of the Company on Form S-8 (Registration Number 333-289804), and the registration statement of the Company on Form F-3 (Registration Number 333-280628), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Management’s Discussion and Analysis
99.3	Unaudited Condensed Consolidated Financial Statements
101.	INS Inline XBRL Instance Document
101.	SCH Inline XBRL Taxonomy Extension Schema Document
101.	CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.	DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101.	LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101.	PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chief Executive Officer

Date: October 26, 2026

4